June 27, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re:	BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated June 21, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 5 to Registration Statement on Form S-1

Use of Proceeds, page 10
Business Development Costs, page 10

Comment 1.   We note your added disclosure in response to comment three of our letter dated June 7, 2011 and partially reissue that comment.  Please revise to clarify what feasibility study cost you are assuming when discussing the $400,000 estimated budget per potential project.  For example, we note the $25,000 - $100,000 range for feasibility studies discussed in the third paragraph of this section.

Response: For the purposes of the budget we have assumed and included $100,000 for the feasibility study.  Please see the added disclosure on page 10.

Comment 2.   We also note that you have included tabular disclosure that at each level of proceeds you will have funding for the business development costs of an increasing number of the biomass projects.  Please reconcile this tabular disclosure with your disclosure on pages 11 and 12, which does not appear to contemplate more than one biomass project being developed.  When revising your disclosure with respect to each level of proceeds, please also consider at what level of proceeds you would have sufficient funding to develop only one biomass project.  In addition, please explain why you have allocated the funds only to feasibility studies, when if you determine to proceeds with the first project it would appear the funds would be needed for that initial project.  It is unclear if or when you would be proceeding to new feasibility studies.

Response: We have clarified the difference between business development costs for potential biomass projects, pages 10 -12, versus our goal of one fully funded biomass project. Further, we have clarified the Biomass Project Costs on Page 20 for the funding needs of a fully funded biomass project.  All other potential biomass projects are not funded.

The business development funds have been allocated both in tabular form and narrative form to: (1) Estimated Budget per Potential Project which consists of $100,000 for the feasibility study and $300,000 for all other costs related to the specific potential biomass project; and (2) Consultants and advisors not related to a specific project.

Funds are not needed for the funding of a specific project and this is covered under Biomass Project Costs.

We have clarified that we will be proceeding to new feasibility studies and potential biomass projects according to funds raised through the Offering and upon a rejection from all project funding sources for a potential biomass project.

Project Feasibility Study and Business Model, page 10

Comment 3.   We partially reissue comment one of our letter dated June 7, 2011.  Please clarify which aspects of the feasibility study and business model will be prepared by you and which aspects will be prepared by your licensors.  In this regard, clarify the role of your licensors and you in generating the information listed in the second paragraph of this section.

Response: We have clarified that BioPower will generate the local information needed for the specific potential biomass project and the Licensor will prepare the feasibility study which includes the business model.  We have also defined the feasibility study to avoid any confusion. We have removed the disclosure in connection with this section on page 10 but have included the same, revised disclosure on page 20; further, we have included a cross-reference on page 10.

Comment 4.   As previously requested, please discuss in greater detail how the determination as to whether to proceed or not with a particular project will be made.  In addition, please provide a more detailed discussion of the project funding sources.  Clarify whether you will have determined the potential project funding sources before commencing with the feasibility studies.

Response: We have clarified that we will determine project funding sources before commencing with feasibility studies; the types of project funding sources we intend to present feasibility studies to and further clarified that each funding source has their own criteria for accepting or rejecting the funding for a project usually based on return on investment thresholds and the due diligence on each project.

Dilution, page 12

Comment 5.   We reviewed your response to comment five of our letter dated June 7, 2011, but we do not see where you have revised to remove the disclosure regarding the adjustments to net tangible book value as of November 30, 2010.  As such, the comment will be reissued. Since you have updated your dilution information to February 28, 2011, please revise to remove the disclosure regarding the adjustments to net tangible book value in the head note to your dilution table. As a result of the update, these amounts are now included in your historical financial statements.

Response: We have removed the disclosure regarding adjustments to net tangible book value as of November 30, 2010. Please see the revised disclosure in the Dilution section.

Comment 6.   We reviewed your response to comment four of our letter dated June 7, 2011.  It does not appear that you have properly calculated the immediate dilution to new investors in your dilution table scenarios. Please note that these amounts should be determined by subtracting the net tangible book value per share after the offering from the offering price of the share. For example, in the 100% scenario, the immediate dilution to new investors would be $0.45.  Please revise or advise.

Response: We have recalculated the immediate to the new investors in the dilution table scenarios. Please see page 13.

Information with Respect to the Registrant, page 19
Description of Business, page 19

Comment 7.   We reissue comment seven of our letter dated June 7, 2011.  Provide a more detailed discussion of the feasibility study and the business plan.  In addition, please provide a more detailed discussion of how the feasibility study will be used to determine whether to proceed with a particular project.

Response: We have included a detailed discussion of the feasibility study and business model.   We    have also expanded and clarified that the funding source will use the feasibility study to determine whether to make a funding offer for a potential biomass project based on their own criteria which includes due diligence and return on investment thresholds.Please see page 20.

Comment 8.   It appears that you will not be making the determination as to whether to proceed with a particular project or not and that such decisions may be the result of factors other than the feasibility study. Please revise to clearly reflect this.  Also, please discuss how you will benefit from the determination to proceed with a particular project and the work that you would complete on the project.  Lastly, discuss your business plan if you are unable to convince any potential funding source to proceed with a project.

Response: The funding source will make a determination as to whether to proceed with a particular project or not based on the feasibility study. BioPower will not make any such determination.  The Board of Directors of BioPower will make a decision to proceed on each potential biomass project based on the funding offer from a funding source.  We have expanded what BioPower’s role would be after the project is funded.  Based upon the specific elements of each specific project, such as, the funding costs, BioPower will benefit from the net profits from the project.  Lastly, our business plan calls for continuously developing potential biomass projects. In the event we are not successful in obtaining any funding sources for potential biomass projects, we could have to dramatically diminish or cease our operations.

Comment  9.   We reissue comment eight of our letter dated June 7, 2011.  We note that you deleted disclosure regarding meetings “with entities and persons with available funds to finance projects” and discussions with “certain landowners” on pages 32 and 34 respectively. Please advise us of why you have deleted such disclosure and reconcile such previous statements with your disclosure in various locations throughout your prospectus that indicate that you have not engaged in any discussions or negotiations, preliminary or otherwise, with any joint venture/partner.  Such disclosure is inconsistent.

Response: We have deleted the previous disclosure and added the following:

“Although  we have had very initial  and preliminary  discussions  with land owners,  municipalities,  potential  joint venture  partners  and other potential  funding sources,  we have not engaged in any negotiations,  preliminary  or otherwise, with any of the above.   We do not have any verbal or written understandings. Further, we have not taken any steps to procure  potential  land, negotiate  contracts  for end product  sales, prepare  a feasibility  study, and we have not presented  anything  to potential  project funding sources for their decision. There can be no assurance that we will ever accomplish any of our business development  activities as noted above or that we will ever receive project funding approval to operate our first funded biomass project.”

Please see page 19.

Comment 10. We reissue comment nine of our letter date June 7, 2011.  Please expand the disclosure to discuss your business plan once the feasibility study has been completed and financing has been obtained.

Response: We have expanded the disclosure of our role and business plan once a financing has been accepted by our Board of Directors. Please see page 20.

Comment 11. We reissue comment 11 of our letter dated June 7, 2011.  Please provide disclosure in the prospectus to the citation where the information may be located, including a website if available.

Response: We have provided a citation and website information as to where the information may be located. Please see page 30.

Security Ownership of Certain Beneficial Owners and Management, page 42

Comment 12. We partially reissue comment 13 of our letter dated June 7, 2011. Please revise to clarify footnote five in the first table and footnote six in the second table to state, if true, that such table’s last column refers to the percentage of all stock (or such similar statement) entitled to vote on matters presented to shareholders for approval.  Furthermore, given your description of the last column in such footnote five and six, it appears that the penultimate row in the last column should refer to the total voting percentage of directors and officers as a group, rather than their voting percentage based on common stock ownership alone.

Response: We have revised the disclosure relative to these two tables. Please see pages 42 and 43.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

Peter J. Gennuso

CC: Robert Kohn, CEO